EXHIBIT 99.1

Statoil ASA: Announcement of dividend per share for fourth quarter 2015 in NOK

STAVANGER, Norway, May 23, 2016 -- Statoil (OSE:STL, NYSE: STO) announced 4 February 2016 dividend per share of USD 0.2201 for fourth quarter 2015. The NOK dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 13 May 2016, in total seven business days.

Average Norges Bank fixing rate for this period was 8.2277. Fourth quarter 2015 dividend per share is consequently NOK 1.8109.

Under the two-year scrip dividend programme ("Scrip Dividend Programme") approved by the Annual General meeting 11 May, shareholders will have the option to receive dividend in newly issued dividend shares. Further information about the timeline for the Scrip Dividend Programme will be published in due course.

Cash dividend (net of any costs of newly issued dividend shares elected under the Scrip Dividend Programme) will be paid to shareholders on Oslo Børs on or around 24 June 2016.

Please note that Statoil published its Annual Report on form 20-F for 2015 on March 18th 2016, and it is available on the Statoil website at http://goo.gl/ikNsXI

Printed copies may be requested free of charge from the website at http://goo.gl/KjfvN3

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

CONTACT:  Peter Hutton, SVP Investor Relations,
          mbl: +44 7881 918 792

          Morten Sven Johannessen, VP Investor Relations USA,
          mbl +1 203 570 2524